Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Three Months Ended
	March 31,

(Dollars in millions)	2017	2016
Income before income taxes	$890	$819
Adjustments:
Income from equity investees, net of distributions	5	1
Loss attributable to noncontrolling interests	5	5
Income before income taxes, as adjusted	$900	$825
Fixed charges included in income:
Interest expense	$62	$63
Interest portion of rental expense	13	13
Total fixed charges included in income	$75	$76
Income available for fixed charges	$975	$901
RATIO OF EARNINGS TO FIXED CHARGES:	13.0	11.9